OFFERING STATEMENT

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY
1. Name of issuer: Auntie April's

ELIGIBILITY
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2. ☑ Check this box to certify that all of the following statements are true for the issuer:

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- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement (or for such shorter period that the issuer was required to file such reports).

- Not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.

INSTRUCTION TO QUESTION 2: If any of these statements is not true, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.
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3. Has the issuer or any of its predecessors previously failed to comply with the ongoing

reporting requirements of Rule 202 of Regulation Crowdfunding? ☐ Yes ☑ No Explain:

_____

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DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer:

Director	Dates of Board Service	Principal Occupation	Employer: Dates of Service	Employer's principal business
April Spears	2015 – present	President/CEO, Auntie April's	April Spears dba Auntie April's: 2008 – 2015 Auntie April's: 2015 – present	Restaurant
Melissa Burkart	2017 – present	Bookkeeper	Self-employed: 2015 – present	Bookkeeping – self employed

List all positions and offices with the issuer held and the period of time in which the director served in the position or office:

Director	Position	Dates of Service
April Spears	President, CEO	2015 – present
Melissa Burkart	Secretary/Treasurer	2017 – present
	Bookkeeper	2016 – present

Business Experience: List the employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Please see Attachment A: Director and Officer Work History

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer:

Officer	Title	Dates of Service	Responsibilities
April Spears	President	2015 – present	See attachment B
Melissa Burkart	Secretary/Treasurer	2017 – present	See attachment B

List any prior positions and offices with the issuer and the period of time in which the officer served in the position or office:

Officer	Position	Dates of Service	Responsibilities
Melissa Burkart	Bookkeeper	2016 – present	See attachment A

Business Experience: List any other employers, titles and dates of positions held during past three years with an indication of job responsibilities:

Please see Attachment A: Director and Officer Work History

INSTRUCTION TO QUESTION 5: For purposes of this Question 5, the term officer means a president, vice president, secretary, treasurer or principal financial officer, comptroller or principal accounting officer, and any person routinely performing similar functions.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
April Spears	9,000 shares common stock	90%

INSTRUCTION TO QUESTION 6: The above information must be provided as of a date that is no more than 120 days prior to the date of filing of this offering statement. To calculate total voting power, include all securities for which the person directly or indirectly has or shares the voting power, which includes the power to vote or to direct the voting of such securities. If the person has the right to acquire voting power of such securities within 60 days, including through the exercise of any option, warrant or right, the conversion of a security, or other arrangement, or if securities are held by a member of the family, through corporations or partnerships, or otherwise in a manner that would allow a person to direct or control the voting of the securities (or share in such direction or control — as, for example, a co-trustee) they should be included as being "beneficially owned." You should include an explanation of these circumstances in a footnote to the "Number of and Class of Securities Now Held." To calculate outstanding voting equity securities, assume all outstanding options are exercised and all outstanding convertible securities converted.

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

See Attachment C

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

See Attachment D

INSTRUCTION TO QUESTION 8: Avoid generalized statements and include only those factors that are unique to the issuer. Discussion should be tailored to the issuer's business and the offering and should not repeat the factors addressed in the legends set forth above. No specific number of risk factors is required to be identified.

THE OFFERING
9. What is the purpose of this offering?

The purpose of this offering is to raise funds to buy equipment, pay for improvements to the Company's 3rd St. retail location, and for general business costs. The Company will also use the proceeds to pay an independent CPA to review its financials in order to raise over $107,000 under Section 4(a)(6) of the Securities Act.

Although the Company plans to use the proceeds for the purposes set forth in the answer to question 10, the Company reserves the right to apply some or all of the proceeds to pay for its capital contribution to the Joint Venture described in its business plan in Question 7, Attachment C.

10. How does the issuer intend to use the proceeds of this offering?

	If Targeted Amounted Sold	If Maximum Amount Sold
Total Proceeds	$58,000	$107,000
Less Offering Expenses (A) Intermediary Fees (B) (C)	$580	$1,070
Net Proceeds	$57,420	$105,980
Use of Net Proceeds (A) Advertising and Marketing (B) 8'x16' Walk in cooler/freezer combo with floor (C) Small Cargo Truck (D) Gas and electricity re-wiring (E) Accounting fees (F) Business costs/reserves	(A) – (B) $17,000 (C) $30,000 (D) $8,000 (E) $2,400 (F) $20	(A) $5,000 (B) $17,000 (C) $30,000 (D) $8,000 (E) $2,400 (F) $43,580
Total Use of Net Proceeds	$57,420	$105,980

Use of Funds Assuming Targeted Financing

Assuming the Company receives the minimum financing amount of $58,000, the Company may use the proceeds to finance the following or to apply the entire amount to its initial capital contribution in the Joint Venture. Based on information received from HMSHost, a seasoned airport concessionaire, the Company believes that the total initial capital investment on the Joint Venture is $1,010,000. As a 30% member, the Company will be responsible for an initial capital contribution of $303,000.

Advertising and Marketing Expenses

Unless the Company spends significantly less than anticipated for the purchases listed below or determines that its need for advertising and marketing is greater than the needs for those expenditures, it does not plan to use the proceeds of the offering to pay for advertising and marketing if it raises only the Targeted Offering Amount.

Walk-in Freezer and Cooler

The Company has determined that it can cut down on food and labor costs if it purchases a walk-in freezer and cooler. Currently, the Company purchases food in units, but has determined that it would save 10-20% on food costs if it purchases food in palettes. This would require a walk-in freezer and cooler for long and short-term storage.

The Company estimates that an 8'x16' walk-in freezer and cooler combo will cost $17,000. At this time, the Company anticipates purchasing the walk-in freezer and cooler, but may consider leasing it. If the item is leased, the cost would be spread over time and any funds left over will be used towards the Company's other business costs or as working capital.

Procuring a walk-in freezer and cooler combo would enable the Company to buy food in palettes. Food to be used immediately can be stored in the cooler and food that will be used later can be stored in the freezer. The cooler can also be used to defrost food, thus providing the Company with a solution for long-term and short-term food storage.

Cargo Truck

In order to purchase food in palettes, the Company plans to purchase a small cargo truck, which will cost approximately $30,000. If the Company decides to lease instead, the cost will be spread over time and the unused funds will be used towards the Company's other business costs or as working capital.

Currently, the Company's employees purchase food using the CEO's personal vehicle. Due to the capacity of the vehicle, they take an estimated three shopping trips per week and spend up to twenty hours per month shopping to replenish restaurant inventory. Further, the Company only has a refrigerator, which requires frequent shopping because the food is quickly perishable if not frozen. With a walk-in freezer and a small cargo truck, the Company anticipates reducing the frequency of such trips from three times a week to once per week and saving on gas and employment costs—employee time can be spent at the restaurant, rather than shopping.

Gas and Electricity Rewiring

The Company estimates that the cost of rewiring the electricity and installing a gas line will be $8,000. This will enable the Company to make full use of its kitchen, increasing efficiency and offering additional menu items. Currently, the electricity in the kitchen is inefficient and the grill is unusable due to insufficient gas.

Accounting Costs

The Company plans to use approximately $2,400 to pay for a qualified CPA to review its financials so that it can raise over $107,000 under Section 4(a)(6) of the Securities Act.

Use of Funds Assuming Maximum Amount Sold

If the Company raises more than the Targeted Offering Amount, it may adjust the amount that it uses for advertising and marketing expenses, accordingly, up to $5,000. It may use the funds for the purposes specified above and keep the remainder in reserve or reinvest it in the Company. The Company may also apply some or all of the funds towards its initial capital contribution in the Joint Venture.

INSTRUCTION TO QUESTION 10: An issuer must provide a reasonably detailed description of any intended use of proceeds, such that investors are provided with an adequate amount of information to understand how the offering proceeds will be used. If an issuer has identified a range of possible uses, the issuer should identify and describe each probable use and the factors the issuer may consider in allocating proceeds among the potential uses. If the issuer will accept proceeds in excess of the target offering amount, the issuer must describe the purpose, method for allocating oversubscriptions, and intended use of the excess proceeds with similar specificity.

11. How will the issuer complete the transaction and deliver securities to the investors?

The following describes the process that an investor must follow to invest in the Company and how the Company will complete the transaction and deliver securities to the investors:

An investor shall review this Form C, the Promissory Note, and all related documents, exhibits, and attachments. These documents may be downloaded on the Company's profile page on neighborcapital.org/auntie-aprils (the "Company's Profile")

On the Company's Profile, an investor shall click on the button labeled, "Invest Now," and follow the directions to invest. An investor must complete a Promissory Note to make an investment commitment.

An investor's funds will be held in escrow at PrimeTrust until the Targeted Offering Amount is met or exceeded and the offering is closed.

If the Company reaches its Target Offering Amount prior to the Target Offering Deadline, the Company may conduct the first of multiple closings, provided that the offering has been posted on the Company's Profile for at least 21 days and investors who have committed funds will be provided notice at least five business days prior to the close. If after cancellations, the Targeted Offering Amount is still met, at the time of the new deadline, an investor's funds will be transferred from PrimeTrust to the Company.

The Company may accept investment commitments up to the Maximum Offering Amount until the Target Offering Deadline. If the Company meets or exceeds the Target Offering Amount on the Target Offering Deadline, the offering will be closed, and PrimeTrust will transfer investor funds to the Company.

Note: If the Targeted Offering Amount is not reached by the Targeted Offering Deadline, an investor's investment commitment will be returned to the investor without interest or deductions.

Upon closing, an investor will receive an email confirmation of his/her/its investment. **<u>Important</u>: An investment has not been accepted by the Company until the investor receives a confirmation letter from the Company. The Company reserves the right to reject any prospective investment for any reason.**

An investor's funds will be released from escrow and transferred to the Company. Our transfer agent, Fund America Stock Transfer LLC ("Transfer Agent"), an SEC registered transfer agent, will be responsible for keeping track of who owns the Promissory Notes sold in this offering. An investor can view his/her/its investments by signing into the investor's account at neighborcapital.org and clicking on the link labeled, "My Investments."

The Investor, not the Company, bears the risk and responsibility of delivery of the Promissory Note, payment, and any other documents required in order to invest in this Offering.

12. How can an investor cancel an investment commitment?

<u>The Investor's Rights</u>
Investors may cancel an investment commitment until 48 hours prior to Target Offering Deadline.

The intermediary will notify investors when the Target Offering Amount has been met.

If the Company reaches the Target Offering Amount prior to the Target Offering Deadline, it may close the offering early if the offering has been posted for at least 21 days and it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the Target Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his/her/its investment.

If an investor does not reconfirm his/her/its investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled and the committed funds will be returned.

Material Change
If there is a material change to the offering, the investor will be provided notice of the change. Within five business days of receiving such notice, the investor must reconfirm his or her investment commitment. If the investor does not reconfirm, he/she/it will be notified that his/her/its investment commitment was cancelled, the reason for the cancellation, and the refund amount he/she/it should expect to receive. If the material change occurs within five business days of the maximum number of days the offering is to remain open, the offering will be extended to allow for a period of five business days for the investor to reconfirm.

Refunds
All of an investor's committed funds will be returned within five business days of the following:

- the investor cancels his or her investment commitment during the permissible cancellation period,
- the investor does not reconfirm a commitment, within the time required to reconfirm, where a material change has been made to the offering, or
- the offering does not close.

The Company's Rights

The Company, in its sole discretion, shall make final and binding determinations on all questions as to the validity, form, eligibility, including time of receipt and acceptance of any promissory note.

The Company reserves the absolute right to reject any promissory note, in whole or in part, at its sole discretion. The Company also reserves the right to waive any defect with regard to any particular promissory note. The Company shall not be under any duty to give notification of any defect or irregularity in a promissory note, nor shall it incur any liability for failure to give such notification.

Investments will not be deemed to have been made until any such defect or irregularity has been cured or waived within such time as the Company shall determine. Promissory notes with defects or irregularities that have not been cured or waived will be returned to the appropriate investor as soon as possible.

Before the Company accepts a promissory note, the Company reserves the right to cancel[1] this offering; however, in the absence of a material adverse change in its business, financial condition or results of its operations, the Company expects to consummate this offering. A promissory note is not accepted until the offering is closed. If the Company cancels this offering, within five business days, you will receive a written notice that this offering has been cancelled, the reason for the cancellation, and the refund amount you should expect to receive.

If the Company cancels this offering or rejects your promissory note, in whole or in part, the applicable part of your funds will be returned within five business days without interest or deduction.

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[1] The Company is required to cancel this offering if the targeted offering amount is not met by the offering deadline.

OWNERSHIP AND CAPITAL STRUCTURE

The Offering

13. Describe the terms of the securities being offered.

Below is a summary of the terms of the Promissory Notes:

Financing Amount:	Up to $107,000 in aggregate principal amount of Promissory Notes, with an offering minimum of $58,000 (the "Targeted Offering Amount" or the "Minimum Amount").
Purchase price per security:	The Promissory Notes shall be issued at par (the amount of the obligation)
Minimum investment amount per Investor:	$100
Closing:	The targeted offering deadline is **November 1, 2017.** The Company will notify Investors when the Targeted Offering Amount is reached. If the Company reaches the Minimum Amount before the Targeted Offering Deadline, it may close this Offering after five (5) business days from reaching the Minimum Amount and providing notice to Investors (the "Initial Closing"). Any Investor funds received after the Initial Closing will be released to the Company upon a subsequent closing.
Definitive Agreement:	The Notes will be issued and sold pursuant to a Promissory Note that will contain customary representations of the Company and the investors and representations specific to offerings under Regulation Crowdfunding.
Interest:	Simple interest will accrue on an annual basis at the rate of 4.00% per annum based on a 365 day year.
Due Date: November 1, 2023	In the first two years of the Note, payments will be interest only. In the following four

	years of the Note, payments will be interest and principal amortized over the final four years of the Note.] The entire principal balance of this Note, together with all accrued and unpaid interest, shall be due and payable six years from the date of the Promissory Note (the "Due Date").
Right to prepay:	This Note may be prepaid at any time, in part or in whole, without premium or penalty.
Modification and waiver:	Any modification or waiver must be in writing and signed by the Company and the requisite noteholder.
No Security Interest:	The Notes will be a general unsecured obligation of the Company and will become subordinate to any secured debt that the Company incurs in the future.
No Voting Rights	The Notes are not equity securities and do not carry any voting rights.

Please see Attachment E for complete terms of the Promissory Notes being offered.

14. Do the securities offered have voting rights?

No

15. Are there any limitations on any voting or other rights identified above?

No

16. How may the terms of the securities being offered be modified?

Any modification or waiver must be in writing and signed by the Company and the requisite noteholder.

Restrictions on Transfer of the Securities Being Offered

The securities being offered may not be transferred by any purchaser of such securities during the one year period beginning when the securities were issued, unless such securities are transferred:

(1) to the issuer;

(2) to an accredited investor;

(3) as part of an offering registered with the U.S. Securities and Exchange Commission; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

NOTE: The term "accredited investor" means any person who comes within any of   the categories set forth in Rule 501(a) of Regulation D, or who the seller reasonably   believes comes within any of such categories, at the time of the sale of the securities to that person.

The term "member of the family of the purchaser or the equivalent" includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the purchaser, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Description of Issuer's Securities

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

The Company currently has 10,000 outstanding shares of common stock. These shares entitle the holder to vote. The Company has no other class of shares. April Spears owns 9,000 shares and has 90% of the voting power. As compensation for services connected to this offering, the Company gave Bayview/Hunters Point Community Legal 1,000 shares of the Company and 10% of the voting power. Bayview/Hunters Point Community Legal has the right to maintain its 10% share if the Company issues additional shares in the future.

18. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

Investors in this offering do not have an ownership interest in the Company and do not have the right to vote. Thus, the majority shareholders could materially limit the Investors' rights. For example, the majority shareholders may change the terms of the Company's governing documents or sell voting shares of the Company. Investors must rely on the judgment of the Company's shareholders with the majority-in-interest voting rights. If a majority of the voting shares are sold, the Investors must rely on the judgment of the new interest holders. Such holders may cause the Company to pay off the Notes before their maturity date, thus reducing the aggregate interest to be paid on the Notes to the Investor. Because an Investor's rights could be limited, diluted or otherwise qualified, an Investor could lose some or all of his/her/its investment in this offering and may never see any positive returns.

19. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?
No

20. How could the exercise of rights held by the principal shareholders identified in Question 6 above affect the purchasers of the securities being offered?

The principal shareholder, April Spears, has authority to make decisions, which the Investors may not agree with or which may negatively impact the value of the Investors' investment in the Company. The Investors do not have the right to change these decisions. Conflicts of interests may develop amongst different investors in the Company and the Company may not develop in a way that is optimal or beneficial for Investors. For example, Ms. Spears may change the Company's governing documents, change the Company's management, and even force out minority shareholders. Management may change the tax treatment of the Company to favor themselves at the detriment of the Investors.

Ms. Spears may also engage in new offerings or register certain securities of the Company in a way that adversely affects the value of the Investors' securities. For example, she may cause the Company to use the proceeds of the new offering to pay off the Investors' notes, thus reducing the aggregate interest paid on the Notes to the Investors. Other holders of the Company's securities may have access to more information about the Company than the Investors. Thus, the

Investors may be at a disadvantage regarding any decisions affecting their securities. Based on the above, Investors may lose all or part of their investment and may never see a positive return.

21. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The securities in this offering are valued at par or face value. In the future, the Company anticipates valuing such securities in the same way.

22. What are the risks to purchasers of the securities relating to minority ownership in the issuer? N/A – purchasers will not take any ownership interest in the issuer.

23. What are the risks to purchasers associated with corporate actions including:

Additional issuances of securities. The Company may need additional financing to meet its objectives and may sell ownership shares of its company accordingly. Currently, April Spears owns a majority of the Company's voting shares and Bayview/Hunters Point Community Legal owns the remaining 10% of such shares. If the Company issues securities with the right to vote, the voting power of its current shareholders may be diluted. Depending on the number of shares that the Company offers, the new shareholder(s) may have a significant impact on the Company's decision-making. Some of these decisions may adversely affect Investors. Although, Investor may be offered the opportunity to participate in such subsequent offerings, this is not guaranteed. Thus, Investor may never have an equity or voting interest in the Company.

Issuer repurchases of securities. The Company may have authority to repurchase securities from securities holders, which may decrease the liquidity in the market for such securities.

A sale of the issuer or of assets of the issuer. Investors do not have the ability to influence a potential sale of the Company or a substantial portion of its assets. Thus, Investors must rely on the judgment of the Company's executive management and the Board of Directors (the "Board"). The success of the Investor's investment in the Company will depend largely on the Company's executive management and the Board's skills and expertise. If the Board authorizes a sale of all or part of the Company or a substantial portion of the Company's assets, there can be no guarantee that the value received by the Investor, together with the fair market estimate of the value remaining in the Company, will be equal to or exceed the value of the Investor's initial investment in the Company.

<u>Transactions with related parties.</u> The Company may be presented with potential conflicts of interests in its operations. When presented with these situations, the Company's executive management and the Board will exercise good faith judgment as to the best interest of the Company. The Company currently has no subsidiaries or affiliates. However, the Company may engage in transactions with potential subsidiaries, affiliates or other related parties on terms that are not arms-length. However, the Board and the executive management shall act in accordance with the duties of management to shareholders. By purchasing the securities, Investor acknowledges the existence of any such actual or potential conflicts of interest and waive any claim with respect to any liability arising from such conflict of interest.

24. Describe the material terms of any indebtedness of the issuer:

Creditor(s)	Amount Outstanding	Interest Rate	Maturity Date	Other Material Terms
California Franchise Tax Board ("FTB")	$64,232.74	%0	August 1, 2018	The payments shall come from Auntie April's restaurant's business income in the following amounts: (1) $802 in the first four months; (2) after the first four months, increase payment to $1,239 for 19 months; (3) after the 23rd month, increase payments to $1,852.50 for 6 months, and after the 29th, increase the monthly payment to $2,181 for 31 months.

25. What other exempt offerings has the issuer conducted within the past three years?

Date of Offering	Exemption Relied Upon	Securities Offered	Amount Sold	Use of Proceeds
5/13/15	Section 4(a)(2) of the Securities Act; CA Corp Code §25102(f)	Common Stock	1,000 shares	Shares offered as compensation for legal services provided in connection to this offering

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:
1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or
4. any immediate family member of any of the foregoing persons.

No.

INSTRUCTIONS TO QUESTION 26:
The term transaction includes, but is not limited to, any financial transaction, arrangement or relationship (including any indebtedness or guarantee of indebtedness) or any series of similar transactions, arrangements or relationships.

Beneficial ownership for purposes of paragraph (2) shall be determined as of a date that is no more than 120 days prior to the date of filing of this offering statement and using the same calculation described in Question 6 of this Question and Answer format.

The term "member of the family" includes any child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law of the person, and includes adoptive relationships. The term "spousal equivalent" means a cohabitant occupying a relationship generally equivalent to that of a spouse.

Compute the amount of a related party's interest in any transaction without regard to the amount of the profit or loss involved in the transaction. Where it is not practicable to state the approximate amount of the interest, disclose the approximate amount involved in the transaction.

FINANCIAL CONDITION OF THE ISSUER
27. Does the issuer have an operating history?
Yes

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

See Attachment G – Financial Condition of Issuer

INSTRUCTIONS TO QUESTION 28:
The discussion must cover each year for which financial statements are provided. Include a discussion of any known material changes or trends in the financial condition and results of operations of the issuer during any time period subsequent to the period for which financial statements are provided. For issuers with no prior operating history, the discussion should focus on financial milestones and operational, liquidity and other challenges.

For issuers with an operating history, the discussion should focus on whether historical results and cash flows are representative of what investors should expect in the future.

Take into account the proceeds of the offering and any other known or pending sources of capital. Discuss how the proceeds from the offering will affect liquidity, whether receiving these funds and any other additional funds is necessary to the viability of the business, and how quickly the issuer anticipates using its available cash. Describe the other available sources of capital to the business, such as lines of credit or required contributions by shareholders.

References to the issuer in this Question 28 and these instructions refer to the issuer and its predecessors, if any.

FINANCIAL INFORMATION

29. Include the financial information specified below covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Tax information for fiscal year 2016:

Total income	$231,643
Taxable income	$13,201
Total Tax	$4,012[2]

See Attachment F, for Financial Statements and certification by CEO.

30. With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated in the same form as described in Question 6 of this Question and Answer format, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer or managing member of any such solicitor, prior to May 16, 2016:

Has any such person been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

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[2] $1,980 is the total tax reflected in Line 31 of the Company's corporate tax return, Form 1120. The Company owed the IRS an additional $2,032. Thus, the aggregate tax that the Company owed to the IRS in 2016 is $4,012.

i.   in connection with the purchase or sale of any security?
      No
ii.   involving the making of any false filing with the Commission?
      No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      No

If Yes to any of the above, explain: _____

Is any such person subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of the information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:
i.   in connection with the purchase or sale of any security?
      No
ii.   involving the making of any false filing with the Commission?
      No
iii. arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities?
      No

If Yes to any of the above, explain: _____

Is any such person subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:
at the time of the filing of this offering statement bars the person from:
i.   association with an entity regulated by such commission, authority, agency or officer?
      No
ii.   engaging in the business of securities, insurance or banking?
      No

iii. engaging in savings association or credit union activities?

No

iv. constitutes a final order based on a violation of any law or regulation that prohibits
fraudulent, manipulative or deceptive conduct and for which the order was entered within the
10-year period ending on the date of the filing of this offering statement?

No

If Yes to any of the above, explain: _____

Is any such person subject to an order of the Commission entered pursuant to Section 15(b) or
15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that,
at the time of the filing of this offering statement:

i. suspends or revokes such person's registration as a broker, dealer, municipal securities
dealer, investment adviser or funding portal?

No

ii. places limitations on the activities, functions or operations of such person?

No

iii. bars such person from being associated with any entity or from participating in the offering
of any penny stock?

No

If Yes to any of the above, explain: _____

Is any such person subject to any order of the Commission entered within five years before the
filing of this offering statement that, at the time of the filing of this offering statement, orders the
person to cease and desist from committing or causing a violation or future violation of:

i. any scienter-based anti-fraud provision of the federal securities laws, including without
limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section
15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or
any other rule or regulation thereunder?

No

ii. Section 5 of the Securities Act?

No

If Yes to either of the above, explain: _____

Is any such person suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade?
No

If Yes, explain: _____

Has any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued?
No

If Yes, explain: _____

Is any such person subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations?
No

If Yes, explain: _____

If you would have answered "Yes" to any of these questions had the conviction, order, judgment, decree, suspension, expulsion or bar occurred or been issued after May 16, 2016, then you are NOT eligible to rely on this exemption under Section 4(a)(6) of the Securities Act.

INSTRUCTIONS TO QUESTION 30: Final order means a written directive or declaratory statement issued by a federal or state agency, described in Rule 503(a)(3) of Regulation

Crowdfunding, under applicable statutory authority that provides for notice and an opportunity for hearing, which constitutes a final disposition or action by that federal or state agency.

No matters are required to be disclosed with respect to events relating to any affiliated issuer that occurred before the affiliation arose if the affiliated entity is not (i) in control of the issuer or (ii) under common control with the issuer by a third party that was in control of the affiliated entity at the time of such events.

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:
     1. any other material information presented to investors; and
     2. such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

INSTRUCTIONS TO QUESTION 31: If information is presented to investors in a format, media or other means not able to be reflected in text or portable document format, the issuer should include
(a) a description of the material content of such information;
(b) a description of the format in which such disclosure is presented; and
(c) in the case of disclosure in video, audio or other dynamic media or format, a transcript or description of such disclosure.

ONGOING REPORTING

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:
120 days after the end of each fiscal year covered by the report.

Once posted, the annual report may be found on the issuer's website at: auntieaprilsf.com

The issuer must continue to comply with the ongoing reporting requirements until:
1. the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2. the issuer has filed at least one annual report pursuant to Regulation Crowdfunding and has fewer than 300 holders of record and has total assets that do not exceed $10,000,000;
3. the issuer has filed at least three annual reports pursuant to Regulation Crowdfunding;

4. the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

5. the issuer liquidates or dissolves its business in accordance with state law.